SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and

Amendments Thereto Filed Pursuant To Rule 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Zynga Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

98986T108

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 16 Pages

Exhibit Index Contained on Page 15

CUSIP No. 98986T108	Schedule 13G	Page 2 of 16 Pages

1	Name of Reporting Person SoftBank Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 776,824 (1)(2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 776,824 (1)(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 776,824 (1)(2)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 0.1% (1)(2)
12	Type of Reporting Person CO

CUSIP No. 98986T108	Schedule 13G	Page 3 of 16 Pages

1	Name of Reporting Person SB Asia Pacific Investments Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
	6	Shared Voting Power 776,824 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 776,824 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 776,824 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 0.1% (1)
12	Type of Reporting Person CO

CUSIP No. 98986T108	Schedule 13G	Page 4 of 16 Pages

1	Name of Reporting Person Asia Infrastructure Investments Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 776,824 (1)(3)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 776,824 (1)(3)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 776,824 (1)(3)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 0.1% (1)(3)
12	Type of Reporting Person CO

CUSIP No. 98986T108	Schedule 13G	Page 5 of 16 Pages

1	Name of Reporting Person SB First Singapore PTE Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 776,824 (1)(4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 776,824 (1)(4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 776,824 (1)(4)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 0.1% (1)(4)
12	Type of Reporting Person CO

CUSIP No. 98986T108	Schedule 13G	Page 6 of 16 Pages

1	Name of Reporting Person SoftBank PrinceVille Investments, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,405,405 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,405,405 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,405,405 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 0.8% (1)
12	Type of Reporting Person PN

CUSIP No. 98986T108	Schedule 13G	Page 7 of 16 Pages

1	Name of Reporting Person SB PV GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,405,405 (1)(5)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,405,405 (1)(5)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,405,405 (1)(5)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 0.8% (1)(5)
12	Type of Reporting Person PN

CUSIP No. 98986T108	Schedule 13G	Page 8 of 16 Pages

1	Name of Reporting Person SB PV GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,405,405 (1)(6)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,405,405 (1)(6)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,405,405 (1)(6)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 0.8% (1)(6)
12	Type of Reporting Person OO

CUSIP No. 98986T108	Schedule 13G	Page 9 of 16 Pages

(1)	Calculated pursuant to Rule 13d-3(d). SoftBank Corp. and SB Asia Pacific Investments Limited are deemed to beneficially own 776,824 and 776,824 shares of Class A Common Stock, respectively, based on beneficial ownership of 776,824 and 776,824 shares of Class B Common Stock, respectively. SoftBank PrinceVille Investments, L.P. beneficially owns 5,405,405 shares of Class A Common Stock. The percentages are based on the aggregate number of shares of Class A Common Stock issued and outstanding as of October 15, 2013, as reported in the Issuer’s Form 10-Q (“Form 10-Q”) filed with the Securities and Exchange Commission (“SEC”) on October 31, 2013. Based upon information contained in the Form 10-Q, the percentages for SoftBank Corp. and SB Asia Pacific Investments Limited would be 0.1% and 0.1%, respectively (expressed as a percentage of the total reported issued and outstanding shares of Class A Common Stock, plus 776,824 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by SoftBank Corp. and SB Asia Pacific Investments Limited). The rights of the holders of shares of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to seven votes per share and is convertible at any time into one share of Class A Common Stock.

(2)	This figure includes shares held directly by SB Asia Pacific Investments Limited, the sole shareholder of which is Asia Infrastructure Investments Limited which is controlled, in respect of its authority over SB Asia Pacific Investments Limited, by SB First Singapore PTE Ltd., the sole shareholder of which is SoftBank Corp.

(3)	This figure includes shares held directly by SB Asia Pacific Investments Limited, the sole shareholder of which is Asia Infrastructure Investments Limited.

(4)	This figure includes shares held directly by SB Asia Pacific Investments Limited, the sole shareholder of which is Asia Infrastructure Investments Limited which is controlled, in respect of its authority over SB Asia Pacific Investments Limited, by SB First Singapore PTE Ltd.

(5)	This figure includes shares held directly by SoftBank PrinceVille Investments, L.P., the general partner of which is SB PV GP, L.P.

(6)	This figure includes shares held directly by SoftBank PrinceVille Investments, L.P., the general partner of which is SB PV GP, L.P., the general partner of which is SB PV GP LLC.

CUSIP No. 98986T108	Schedule 13G	Page 10 of 16 Pages

*	This Amendment No. 1 amends and restates the Schedule 13G jointly filed by the Reporting Persons hereto on February 14, 2012 in relation to Common Stock of the Issuer.

Item 1.	(a) Name of Issuer:

Zynga Inc.

(b) Address of Issuer’s Principal Executive Offices:

699 Eighth Street, San Francisco, CA 94103

Item 2.	(a) Name of Persons Filing:

SoftBank Corp., SB Asia Pacific Investments Limited, Asia Infrastructure Investments Limited, SB First Singapore PTE Ltd., SoftBank PrinceVille Investments, L.P., SB PV GP, L.P. and SB PV GP LLC.

(b) Address of Principal Business Office or, if None, Residence:

The address for SoftBank Corp. is 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan, the address for SB Asia Pacific Investments Limited is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, the address for Asia Infrastructure Investments Limited is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, the address for SB First Singapore PTE Ltd. is 80 Robinson Road #02-00, Singapore 068898, the address for SoftBank PrinceVille Investments, L.P. is First Floor, Dorey Court, Admiral Park, St. Peter Port, Guernsey, GY1 6HJ, the address for SB PV GP, L.P. is 190 Elgin Ave, George Town, Grand Cayman, Cayman Islands and the address for SB PV GP LLC is 1209 Orange Street, Wilmington, DE 19801.

(c) Citizenship:

SoftBank Corp. is a corporation established under the laws of Japan, SB Asia Pacific Investments Limited is a corporation established under the laws of the Cayman Islands, Asia Infrastructure Investments Limited is a corporation established under the laws of the Cayman Islands, SB First Singapore PTE Ltd. is a corporation established under the laws of Singapore, SoftBank PrinceVille Investments, L.P. is a limited partnership established under the laws of Guernsey, SB PV GP, L.P. is a limited partnership established under the laws of the Cayman Islands and SB PV GP LLC is a limited liability company established under the laws of Delaware.

(d) Title of Class of Securities:

The Reporting Persons, except for SoftBank PrinceVille Investments, L.P., SB PV GP, L.P., and SB PV GP LLC, currently hold shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at any time by the holder thereof. SoftBank PrinceVille Investments, L.P., SB PV GP, L.P., and SB PV GP LLC currently hold shares of Class A Common Stock.

CUSIP No. 98986T108	Schedule 13G	Page 11 of 16 Pages

(e) CUSIP Number:

98986T108

Item 3.	Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of class:

See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

See Exhibit 99.2.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

CUSIP No. 98986T108	Schedule 13G	Page 12 of 16 Pages

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

CUSIP No. 98986T108	Schedule 13G	Page 13 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

SoftBank Corp.

By:	/s/ Yoshimitsu Goto
Name: Yoshimitsu Goto
Title: Executive Corporate Officer

SB Asia Pacific Investments Limited

By:	/s/ Ronald D. Fisher
Name: Ronald D. Fisher
Title: Director

Asia Infrastructure Investments Limited

By:	/s/ Ronald D. Fisher
Name: Ronald D. Fisher
Title: Director

SB First Singapore PTE Ltd.

By:	/s/ Joshua O. Lubov
Name: Joshua O. Lubov
Title: Director

CUSIP No. 98986T108	Schedule 13G	Page 14 of 16 Pages

SoftBank PrinceVille Investments, L.P.

By: SB PV GP, L.P., its general partner
By: SB PV GP LLC, its general partner

By:	/s/ Steven J. Murray
Name: Steven J. Murray
Title: Managing Member

SB PV GP, L.P.

By: SB PV GP LLC, its general partner

By:	/s/ Steven J. Murray
Name: Steven J. Murray
Title: Managing Member

SB PV GP LLC

By:	/s/ Steven J. Murray
Name: Steven J. Murray
Title: Managing Member

CUSIP No. 98986T108	Schedule 13G	Page 15 of 16 Pages

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit 99.1 – Joint Filing Agreement	*

Exhibit 99.2 – Item 7 Information	16

*	Incorporated by reference to the Joint Filing Agreement included as an Exhibit to the Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons on February 14, 2012 with respect to the Issuer’s securities.